Supplement Dated May 7, 2014
To the Current Prospectus and Statement of Additional Information

ING Marathon Plus

Issued by ING Life Insurance and Annuity Company
Through Its Variable Annuity Account I

This supplement updates the prospectus and statement of additional information ("SAI") for your variable annuity contract and any subsequent supplements thereto. Please read it carefully and keep it with your copy of the prospectus and SAI for future reference. If you have any questions, please call Customer Service at 1-800-366-0066.

IMPORTANT INFORMATION REGARDING THE COMPANY

Information about the ING Life Insurance and Annuity Company found in your prospectus and/or Statement of Additional Information is deleted and replaced with the following:

ING Life Insurance and Annuity Company (the "Company," "we," "us," "our") issues the contracts described in this prospectus and is responsible for providing each contract's insurance and annuity benefits. All guarantees and benefits provided under the contracts that are not related to the separate account are subject to the claims paying ability of the Company and our general account. We are a stock life insurance company organized under the insurance laws of the State of Connecticut in 1976. Through a merger, our operations include the business of Aetna Variable Annuity Life Insurance Company (formerly known as Participating Annuity Life Insurance Company, an Arkansas life insurance company organized in 1954). Prior to January 1, 2002, the Company was known as Aetna Life Insurance and Annuity Company.

We are an indirect, wholly owned subsidiary of Voya Financial, Inc. ("Voya™"), which until April 7, 2014, was known as ING U.S., Inc. In May 2013 the common stock of Voya began trading on the New York Stock Exchange under the symbol "VOYA" and Voya completed its initial public offering of common stock.

Voya is an affiliate of ING Groep N.V. ("ING"), a global financial institution active in the fields of insurance, banking and asset management. In 2009 ING announced the anticipated separation of its global banking and insurance businesses, including the divestiture of Voya, which together with its subsidiaries, including the Company, constitutes ING's U.S.-based retirement, investment management and insurance operations. As of March 25, 2014, ING's ownership of Voya was approximately 43%. Under an agreement with the European Commission, ING is required to divest itself of 100% of Voya by the end of 2016.

IMPORTANT INFORMATION REGARDING THE INVESTMENT PORTFOLIOS

In connection with the rebranding of ING U.S. as Voya Financial™, effective May 1, 2014, the ING funds were renamed by generally replacing ING in each fund name with either Voya or VY.

The following investment portfolios are closed to new premiums and transfers. Contract owners who have value in any of the investment portfolios listed below may leave their contract value in these investments.

Closed Investment Portfolios	
Fidelity® VIP Investment Grade Bond Portfolio (Initial Class)	Voya MidCap Opportunities Portfolio (Class I)
Voya Global Resources Portfolio (Class S)	VY T. Rowe Price International Stock Portfolio (Class S)

Open Investment Portfolios - Description of Underlying Funds

During the accumulation phase, you may allocate your premium payments and contract value to any of the investment portfolios available under this Contract, plus any fixed option that is available. You bear the entire investment risk for amounts you allocate to any investment portfolio, and you may lose your principal. There is no assurance that any of the funds will achieve their respective investment objectives. Shares of the funds will rise and fall in value and you could lose money by investing in the funds. Shares of the funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the Federal Deposit Insurance Corporation or any other government agency. Except as noted, all funds are diversified, as defined under the Investment Company Act of 1940.

The following table reflects the investment portfolios that are, effective May 1, 2014, open and available to new premiums and transfers under your Contract along with each portfolio's investment adviser/subadviser and investment objective. Please refer to the funds prospectuses for more detailed information. Fund prospectuses may be obtained free of charge from Customer Service at P.O. Box 9271, Des Moines, Iowa 50306-9271 or call (800) 366-0066, or access the SEC's website (http://www.sec.gov), or by contacting the SEC Public Reference Room at (202) 942-8090 or call (800) SEC-0330. You may obtain copies of reports and other information about the separate account and the funds, after paying a duplicating fee, by sending an email request to publicinfo@sec.gov or by writing to the SEC Public Reference Room, 100 F Street, N.E., Room 1580, Washington, D.C. 20549-0102. If you received a summary prospectus for any of the funds available through your contract, you may also obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the contact information shown on the front of the fund's summary prospectus.

Fund Name and Investment Adviser/Subadviser	Investment Objective
Calvert VP SRI Balanced Portfolio **Investment Adviser:** Calvert Investment Management, Inc. *(formerly: Calvert Asset Management Company, Inc.)* **Subadviser:** New Amsterdam Partners, LLC	A *non-diversified* portfolio that seeks to achieve a competitive total return through an actively managed portfolio of stocks, bonds and money market instruments which offer income and capital growth opportunity and which satisfy the investment criteria, including financial, sustainability and social responsibility factors.
Fidelity® VIP Equity-Income Portfolio (Initial Class) **Investment Adviser:** Fidelity Management & Research Company ("FMR") **Subadviser:** FMR Co., Inc. ("FMRC") and other investment advisers	Seeks reasonable income. Also considers the potential for capital appreciation. Seeks to achieve a yield which exceeds the composite yield on the securities comprising the S&P® Index.
Fidelity® VIP Index 500 Portfolio (Initial Class) **Investment Adviser:** Fidelity Management & Research Company ("FMR") **Subadviser:** Geode Capital Management, LLC ("Geode") and FMR Co., Inc. ("FMRC")	Seeks investment results that correspond to the total return of common stocks publicly traded in the United States, as represented by the S&P 500® Index.
Voya Balanced Portfolio (Class I) **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks total return consisting of capital appreciation (both realized and unrealized) and current income; the secondary investment objective is long-term capital appreciation.
Voya Global Bond Portfolio (Class I) **Investment Adviser:** Directed Services LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to maximize total return through a combination of current income and capital appreciation.

Fund Name and Investment Adviser/Subadviser	Investment Objective
Voya Global Perspectives Portfolio (Class ADV) **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks total return.
Voya Growth and Income Portfolio (Class I) **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to maximize total return through investments in a diversified portfolio of common stocks and securities convertible into common stocks. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return.
Voya High Yield Portfolio (Class S) **Investment Adviser:** Directed Services LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to provide investors with a high level of current income and total return.
Voya Index Plus LargeCap Portfolio (Class I) **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to outperform the total return performance of the S&P 500® Index, while maintaining a market level of risk.
Voya Intermediate Bond Portfolio (Class I) **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to maximize total return consistent with reasonable risk. The Portfolio seeks its objective through investments in a diversified portfolio consisting primarily of debt securities. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return.
Voya International Index Portfolio (Class I) **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of a widely accepted international index.
Voya Large Cap Growth Portfolio (Class I) **Investment Adviser:** Directed Services LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks long-term capital growth.
Voya Large Cap Value Portfolio (Class S) **Investment Adviser:** Directed Services LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks long-term growth of capital and current income.
Voya MidCap Opportunities Portfolio (Class S) **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks long-term capital appreciation.
Voya Money Market Portfolio (Class I) **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to provide high current return, consistent with preservation of capital and liquidity, through investment in high-quality money market investments while maintaining a stable share price of $1.00. ***There is no guarantee that the Voya Money Market Portfolio subaccount will have a positive or level return.**

Fund Name and Investment Adviser/Subadviser	Investment Objective
Voya Retirement Conservative Portfolio (Class ADV) **Investment Adviser:** Directed Services LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks a high level of total return (consisting of capital appreciation and income) consistent with a conservative level of risk relative to the other Voya Retirement Portfolios.
Voya Retirement Growth Portfolio (Class ADV) **Investment Adviser:** Directed Services LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks a high level of total return (consisting of capital appreciation and income) consistent with a level of risk that can be expected to be greater than that of Voya Retirement Moderate Growth Portfolio.
Voya Retirement Moderate Growth Portfolio (Class ADV) **Investment Adviser:** Directed Services LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks a high level of total return (consisting of capital appreciation and income) consistent with a level of risk that can be expected to be greater than that of Voya Retirement Moderate Portfolio but less than that of Voya Retirement Growth Portfolio.
Voya Retirement Moderate Portfolio (Class ADV) **Investment Adviser:** Directed Services LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks a high level of total return (consisting of capital appreciation and income) consistent with a level of risk that can be expected to be greater than that of Voya Retirement Conservative Portfolio but less than that of Voya Retirement Moderate Growth Portfolio.
Voya Russell™ Large Cap Growth Index Portfolio (Class I) **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Growth Index.
Voya Russell™ Large Cap Index Portfolio (Class I) **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Index.
Voya Russell™ Large Cap Value Index Portfolio (Class S) **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Value Index.
Voya Small Company Portfolio (Class I) **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks growth of capital primarily through investment in a diversified portfolio of common stocks of companies with smaller market capitalizations.
Voya SmallCap Opportunities Portfolio (Class S) **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks long-term capital appreciation.
Voya Strategic Allocation Conservative Portfolio (Class I) **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to provide total return (i.e., income and capital growth, both realized and unrealized) consistent with preservation of capital.
Voya Strategic Allocation Growth Portfolio (Class I) **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to provide capital appreciation.

Fund Name and Investment Adviser/Subadviser	Investment Objective
Voya Strategic Allocation Moderate Portfolio (Class I) **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to provide total return (i.e., income and capital appreciation, both realized and unrealized).
VY Baron Growth Portfolio (Class S) **Investment Adviser:** Directed Services LLC **Subadviser:** BAMCO, Inc.	Seeks capital appreciation.
VY BlackRock Inflation Protected Bond Portfolio (Class S) **Investment Adviser:** Directed Services LLC **Subadviser:** BlackRock Financial Management Inc.	A *non-diversified* Portfolio that seeks to maximize real return, consistent with preservation of real capital and prudent investment management.
VY BlackRock Large Cap Growth Portfolio (Class I) **Investment Adviser:** Directed Services LLC **Subadviser:** BlackRock Investment Management, LLC	Seeks long-term growth of capital.
VY FMR^{SM} Diversified Mid Cap Portfolio* (Class I) **Investment Adviser:** Directed Services LLC **Subadviser:** Fidelity Management & Research Company * FMR^{SM} is a service mark of Fidelity Management & Research Company	Seeks long-term growth of capital.
VY Franklin Income Portfolio (Class S) **Investment Adviser:** Directed Services LLC **Subadviser:** Franklin Advisers, Inc.	Seeks to maximize income while maintaining prospects for capital appreciation.
VY Franklin Mutual Shares Portfolio (Class S) **Investment Adviser:** Directed Services LLC **Subadviser:** Franklin Mutual Advisers, LLC	Seeks capital appreciation and secondarily, income.
VY Franklin Templeton Founding Strategy Portfolio (Class S) **Investment Adviser:** Directed Services LLC	Seeks capital appreciation and secondarily, income.
VY Invesco Equity and Income Portfolio (Class I) **Investment Adviser:** Directed Services LLC **Subadviser:** Invesco Advisers, Inc.	Seeks total return, consisting of long-term capital appreciation and current income.
VY JPMorgan Emerging Markets Equity Portfolio (Class I) **Investment Adviser:** Directed Services LLC **Subadviser:** J.P. Morgan Investment Management Inc.	Seeks capital appreciation.

Fund Name and Investment Adviser/Subadviser	Investment Objective
VY JPMorgan Small Cap Core Equity Portfolio (Class I) **Investment Adviser:** Directed Services LLC **Subadviser:** J.P. Morgan Investment Management Inc.	Seeks capital growth over the long-term.
VY Marsico Growth Portfolio (Class S) **Investment Adviser:** Directed Services LLC **Subadviser:** Marsico Capital Management, LLC	Seeks capital appreciation.
VY MFS Total Return Portfolio (Class I) **Investment Adviser:** Directed Services LLC **Subadviser:** Massachusetts Financial Services Company	Seeks above-average income (compared to a portfolio entirely invested in equity securities) consistent with the prudent employment of capital and secondarily, seeks reasonable opportunity for growth of capital and income.
VY Oppenheimer Global Portfolio (Class I) **Investment Adviser:** Directed Services LLC **Subadviser:** OppenheimerFunds, Inc.	Seeks capital appreciation.
VY Pioneer High Yield Portfolio (Class I) **Investment Adviser:** Directed Services LLC **Subadviser:** Pioneer Investment Management, Inc.	Seeks to maximize total return through income and capital appreciation.
VY T. Rowe Price Capital Appreciation Portfolio (Class S) **Investment Adviser:** Directed Services LLC **Subadviser:** T. Rowe Price Associates, Inc.	Seeks, over the long-term, a high total investment return, consistent with the preservation of capital and with prudent investment risk.
VY T. Rowe Price Diversified Mid Cap Growth Portfolio (Class I) **Investment Adviser:** Directed Services LLC **Subadviser:** T. Rowe Price Associates, Inc.	Seeks long-term capital appreciation.
VY T. Rowe Price Growth Equity Portfolio (Class I) **Investment Adviser:** Directed Services LLC **Subadviser:** T. Rowe Price Associates, Inc.	Seeks long-term capital growth, and secondarily, increasing dividend income. Effective July 14, 2014, this portfolio will change its investment objective to: Seeks long-term growth through investments in stocks.
VY Templeton Foreign Equity Portfolio (Class I) **Investment Adviser:** Directed Services LLC **Subadviser:** Templeton Investment Counsel, LLC	Seeks long-term capital growth.

IMPORTANT INFORMATION REGARDING UPCOMING INVESTMENT PORTFOLIO REORGANIZATIONS

The Board of Trustees of Voya Investors Trust approved proposals to reorganize the following "Merging Portfolios" with and into the following "Surviving Portfolios":

Merging Portfolios	*Surviving Portfolios*
VY BlackRock Large Cap Growth Portfolio (Class I)	Voya Large Cap Growth Portfolio (Class I)
VY Marsico Growth Portfolio (Class S)	
VY MFS Total Return Portfolio (Class I)	VY Invesco Equity and Income Portfolio (Class I)

Subject to shareholder approval, the reorganizations are expected to take place **on or about July 18, 2014** (the "Reorganization Date"), resulting in a shareholder of each Merging Portfolio becoming a shareholder of the corresponding Surviving Portfolio. Each shareholder will thereafter hold shares of the corresponding Surviving Portfolio having equal aggregate value as shares of the Merging Portfolio, and the Merging Portfolio will no longer be available under the contract.

Prior to the Reorganization Date, you may reallocate your contract value in each Merging Portfolio to another investment portfolio or fixed option currently available under the contract. This reallocation will neither count as a transfer for purposes of our Excessive Trading Policy nor be subject to a transfer charge under the contract. Contract value remaining in each Merging Portfolio on the Reorganization Date will be placed in the corresponding Surviving Portfolio.

Unless you provide us with alternative allocation instructions, after the Reorganization Date all future allocations directed to each Merging Portfolio will be automatically allocated to the corresponding Surviving Portfolio. You may provide alternative instructions by calling Customer Service at the number above.

As of the Reorganization Date, all references in the prospectus to the Merging Portfolios are deleted. For more information, or information related to asset allocation requirements, please refer to your prospectus or call Customer Service.

NOTICE OF AND IMPORTANT INFORMATION REGARDING PROPOSED FUND SUBSTITUTION

The following information only affects you if you currently invest in the subaccount that corresponds to the Fidelity® VIP Equity-Income Portfolio.

ING Life Insurance and Annuity Company (the "Company") and its Variable Annuity Account I (the "Separate Account") have filed an application with the Securities and Exchange Commission to permit the following "Replaced Fund" to be replaced with the following "Substitute Fund":

Replaced Fund	**Substitute Fund**
Fidelity® VIP Equity-Income Portfolio (Initial Class)	Voya Russell™ Large Cap Value Index Portfolio (Class I)

In connection with the substitution, the **Voya Russell™ Large Cap Value Index Portfolio (Class I)** will be added for purposes of the substitution and will then be closed to new investments or transfers.

The principal purposes of the proposed substitution are as follows:
- **Implement Business Plan.** The substitution is another step in the Company's overall business plan to help make the Contracts more attractive to customers and more efficient to administer and oversee. This plan involves providing funds available through the Contracts that meet certain performance, risk and pricing guidelines.
- **Influence.** The substitution will replace an unaffiliated fund with a fund that is advised and sub-advised by affiliates of the Company. The Substitute Fund will only be available through variable insurance products offered by the Company or their affiliated insurance companies. Consequently, the Board of the Substitute Fund has greater sensitivity to the needs of Contract Owners. The Company believes that the substitution will enable them to exercise

more influence over the management and administration of the funds offered through their Contracts, thereby reducing costs and customer confusion.

- **Reduction of Costs.** The Substitute Fund, which is managed by affiliated investment advisers, will allow the Company to reduce costs by consolidating administration of the Substitute Fund with its other funds.
- **Due Diligence.** The substitution will allow the Company to respond to expense, performance and management matters that they have identified in their due diligence review of the funds available through the Contracts.

The following lists important information regarding the upcoming fund substitution:

- Prior to the fund substitution you will receive another prospectus supplement which will indicate the substitution effective date, provide you with further details about the Substitute Fund and reiterate your rights related to the substitution. You will also receive a summary prospectus for the Substitute Fund.
- Prior to the substitution effective date and for thirty days thereafter you may transfer amounts allocated to the subaccount that invests in the Replaced Fund to any other available subaccount or any available fixed account free of charge, and any such transfer will not count as a transfer when imposing any applicable restrictions or limits on transfers (other than restrictions related to frequent or disruptive transfers).
- On the substitution effective date your investment in the subaccount that invests in the Replaced Fund will automatically become an investment in the subaccount that invests in the Substitute Fund with an equal total net asset value. Your Contract value immediately before the substitution will equal your Contract value immediately after the substitution.
- Unless you provide us with alternative allocation instructions, after the substitution effective date all allocations directed to the subaccount that invested in the Replaced Fund will be automatically allocated to the subaccount that invests in the Substitute Fund. You may give us alternative allocation instructions at any time by contacting Customer Service at P.O. Box 9271, Des Moines, IA 50306-9271 or call (800) 366-0066.
- The overall expenses of the Substitute Fund are less than the overall expenses of the Replaced Fund. The fees and expenses of the Substitute Fund will be provided to you prior to the substitution effective date.
- The investment objective and investment policies of the Substitute Fund are similar to the investment objective and policies of the Replaced Fund. The investment objective of the Substitute Fund along with information about the Substitute Fund's investment adviser/subadviser will be provided to you prior to the substitution effective date.
- After the substitution effective date, the Replaced Fund will no longer be available through the Contract and there will be no further disclosure regarding it in any future Contract prospectus or supplements to the Contract prospectus.
- You will not incur any fees or charges or any tax liability because of the substitution.